

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 23, 2017

<u>Via E-Mail</u>
Adrian Calaza
Chief Financial Officer
TIM Participacões S.A.
João Cabral de Melo Neto Avenue
850-South Tower-12th Floor
22775-057 Rio de Janeiro, RJ
Brazil

> **Re: TIM Participacões S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 11, 2017**
> **File No. 1-14491**

Dear Mr. Calaza:

  We refer you to our comment letter dated September 26, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Larry Spirgel
   Assistant Director